Exhibit 99.150

AMENDMENT TO UNDERWRITING AGREEMENT

November 14, 2013

DHX Media Ltd.

1478 Queen Street

Halifax, Nova Scotia

B3J 2H7

Attention:	Michael Donovan, Chief Executive Officer and Chairman

Offering of Common Shares

Reference is made to the underwriting agreement dated as of November 14, 2013 (the “Underwriting Agreement”), entered into between Canaccord Genuity Corp. (“Canaccord Genuity”), RBC Dominion Securities Inc., Scotia Capital Inc., Byron Capital Markets Ltd., GMP Securities L.P., Euro Pacific Canada Inc., Jacob Securities Inc. and Global Maxfin Capital Inc. (together, the “Underwriters”) and DHX Media Ltd. (the “Corporation”). Except as otherwise defined in this letter, capitalized terms have the meanings ascribed thereto in the Underwriting Agreement.

The purpose of this letter is to evidence the agreement of the Underwriters and the Corporation to amend the Underwriting Agreement as follows:

1.	Underwriting Fee. The first paragraph of Section 3 of the Underwriting Agreement is amended by adding as the last sentence of that paragraph the following sentence:

“Notwithstanding any other provision of this Agreement, in respect of private placements made in the United States pursuant to Regulation D (as defined in Schedule “A”), such placements may only be made by Canaccord Genuity, through its U.S. Affiliate, and all remuneration derived from the solicitation of such purchasers and in connection with such sales shall be paid only to Canaccord Genuity or its U.S. Affiliate.”

2.	Distribution and Certain Obligations of the Underwriters. Section 5(b)(i) of the Underwriting Agreement is deleted in its entirety and replaced with the following:

“in the United States, solely pursuant to an applicable exemption or exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. All offers or sales of the Prospectus Shares will be made in accordance with Schedule “A” which forms part of this Agreement; and”

3.	Schedule “A”. Schedule “A” of the Underwriting Agreement is to be replaced in its entirety with the Schedule “A” attached hereto, and all references throughout the Underwriting Agreement to “Schedule “A”” shall refer to the Schedule “A” attached hereto.

Except as amended above, the Underwriting Agreement remains in full force and effect, unamended.

[Remainder of page intentionally left blank. Signature page follows.]

If the foregoing is in accordance with your understanding, please indicate your agreement to the above terms and conditions by signing the enclosed copies of this letter and returning the executed copies to us, whereupon the Underwriting Agreement will be deemed to have been amended in the manner described herein, with effect as of November 14, 2013.

Yours very truly,

CANACCORD GENUITY CORP.

By:	“Brent Layton”
Authorized Signing Authority

RBC DOMINION SECURITIES INC.

By:	“James McKenna”
Authorized Signing Authority

SCOTIA CAPITAL INC.

By:	“Michael McKenna”
Authorized Signing Authority

GMP SECURITIES LP

By:	“Neil Selfe”
Authorized Signing Authority

BYRON CAPITAL MARKETS LTD.

By:	“Robert Orviss”
Authorized Signing Authority

EURO PACIFIC CANADA INC.

By:	“Robert Furse”
Authorized Signing Authority

JACOB SECURITIES INC.

By:	“Sasha Jacob”
Authorized Signing Authority

GLOBAL MAXFIN CAPITAL INC.

By:	“Dean McPherson”
Authorized Signing Authority

The foregoing is in accordance with our understanding and is hereby accepted and agreed to by us.

DATED as of the 14th day of November, 2013.

DHX MEDIA LTD.

By:	“Mark Gosine”
Authorized Signing Authority

SCHEDULE “A”

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

As used in this Schedule “A” and related appendices, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule “A” is annexed and to which it forms a part, and the following terms shall have the meanings indicated:

(a)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Prospectus Shares and includes the placement of an advertisement in a publication with a general circulation in the United States that refers to the offering of the Prospectus Shares;

(b)	“Foreign Issuer” shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it includes any issuer which is a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are owned of record either directly or indirectly by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c)	“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) under the U.S. Securities Act, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or on the Internet or broadcast over radio, television or the Internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)	“Institutional Accredited Investor” means an institution that is an “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

(e)	“Qualified Institutional Buyer” means a “qualified institutional buyer” as such term is defined in Rule 144A under the U.S. Securities Act.

(f)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(g)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(h)	“SEC” means the United States Securities and Exchange Commission;

(i)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

(j)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

(k)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters acknowledges that the Prospectus Shares have not been and will not be registered under the U.S. Securities Act or applicable state securities laws, and the Prospectus Shares may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each of the Underwriters and its U.S. Affiliate represents, warrants and covenants to the Corporation that:

1.	It has not offered or sold, and will not offer or sell, any Prospectus Shares forming part of its allotment described in Section 22 of the Underwriting Agreement except (a) in an “offshore transaction,” as such term is defined in Regulation S, in accordance with Rule 903 of Regulation S or (b) in the United States as provided in paragraphs 2 through 15 below. Accordingly, none of the Underwriter, its U.S. Affiliate or any persons acting on its or their behalf has engaged or will engage in (i) any offer to sell or any solicitation of an offer to buy, any Prospectus Shares to any person in the United States, or (ii) any sale of Prospectus Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, (iii) any Directed Selling Efforts, or (iv) any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer or sale of the Prospectus Shares.

2.	All offers and sales of the Prospectus Shares in the United States will be effected by its U.S. Affiliate in accordance with all applicable U.S. federal and state broker-dealer requirements. The U.S. Affiliate is duly registered as a broker or dealer under the U.S. Exchange Act and the securities laws of each state in which any offer or sale by such U.S. Affiliate is made (unless exempted from the respective state’s broker-dealer registration requirements) and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. (“FINRA”) on the date hereof and will be on the date of each such offer and sale made in the United States.

3.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Prospectus Shares, except with its U.S. Affiliates, any Selling Firm or with the prior written consent of the Corporation. It shall require each U.S. Affiliate and each Selling Firm to agree in writing, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each U.S. Affiliate and Selling Firm complies with, the provisions of this Schedule “A” applicable to such Underwriter as if such provisions applied to such U.S. Affiliate and Selling Firm.

4.	Offers and sales of Prospectus Shares in the United States have not been and will not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.	Any offer, or solicitation of an offer to buy, Prospectus Shares that has been made or will be made in the United States was or will be made only by the U.S. Affiliate and only, (i) if pursuant to Rule 144A under the U.S. Securities Act, to Qualified Institutional Buyers or, (ii) if pursuant to Rule 506 of Regulation D, to Institutional Accredited Investors, in each case in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws and in accordance with this Schedule “A”. In the case of any sales of Prospectus Shares made in the United States, such sales will be made, (i) if pursuant to Rule 144A, by the Underwriter, acting as principal, through its U.S. Affiliate or, (ii) if pursuant to Rule 506 of Regulation D, directly by the Corporation to Institutional Accredited Investors purchasing as substituted purchasers and the Underwriter and its U.S. Affiliate shall act in the capacity as placement agent for such sales.

6.	Each offeree of Prospectus Shares in the United States has been or shall be provided with a copy of the final U.S. Memorandum, including the Final Prospectus. Prior to any sale of Prospectus Shares a person in the United States or to a person who was offered Prospectus Shares in the United States, each such purchaser shall be provided with a copy of the final U.S. Memorandum, including the Final Prospectus, and no other written material was used in connection with the offer or sale of the Prospectus Shares in the United States.

7.	It has offered and will offer the Prospectus Shares in the United States only to offerees with respect to which it has a pre-existing business relationship and has reasonable grounds to believe is either (i) a Qualified Institutional Buyer or (ii) an Institutional Accredited Investor, as applicable.

8.	All purchasers of the Prospectus Shares that are in the United States or purchasers who were offered Prospectus Shares in the United States shall be informed that the Prospectus Shares have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and are being offered and sold to such purchasers in reliance on the exemptions from the registration requirements of the U.S. Securities Act provided by Rule 144A under the U.S. Securities Act and Rule 506 of Regulation D, as applicable and similar exemptions under applicable state securities laws.

9.	Immediately prior to transmitting the preliminary U.S. Memorandum to an offeree of Prospectus Shares in the United States, we had reasonable grounds to believe and did believe that each such offeree was either a Qualified Institutional Buyer or an Institutional Accredited Investor, and, at the time of completion of each sale of Prospectus Shares to a person in the United States, we will have reasonable grounds to believe and will believe that (i) each person in the United States and (ii) each person offered Prospectus Shares in the United States, in each case that is purchasing Prospectus Shares from us, is a Qualified Institutional Buyer, and that we arranged to purchase Prospectus Shares from the Corporation, is an Institutional Accredited Investor.

10.	Prior to any sale of Prospectus Shares in the United States or to a purchaser offered Prospectus Shares in the United States, each purchaser thereof will: (i) if a Qualified Institutional Buyer purchasing in accordance with Rule 144A under the U.S. Securities Act, be deemed to make the representations and warranties and covenants set forth in the final U.S. Memorandum or (ii) if an Institutional Accredited Investor purchasing from the Corporation as a substituted purchaser in accordance with Rule 506 of Regulation D, be required to execute and deliver a U.S. subscription agreement, in the form of Exhibit A to the final U.S. Memorandum.

11.	Each of the Underwriter and the U.S. Affiliate are Qualified Institutional Buyers.

12.	At least one business day prior to each of the Closing Date and any Over-Allotment Option Closing Date, the Corporation will be provided with a list of all purchasers of the Prospectus Shares in the United States and all purchasers who were offered Prospectus Shares in the United States.

13.	At each of the Closing Time and any Over-Allotment Option Closing Time, if applicable, each Underwriter together with its U.S. Affiliate that offered or sold the Prospectus Shares in the United States, will provide to the Corporation a certificate in the form of Exhibit A to this Schedule “A” relating to the manner of the offer and sale of the Prospectus Shares in the United States or will be deemed to have represented and warranted that neither it nor its U.S. Affiliate offered or sold Prospectus Shares in the United States.

14.	As of the Closing Date and any Over-Allotment Option Closing Date, with respect to Prospectus Shares to be offered and sold hereunder in reliance on Rule 506 of Regulation D (the “Regulation D Securities”), each Underwriter effecting such offer or sale of Regulation D Securities represents that none of (i) the Underwriter or its U.S. Affiliate, (ii) the Underwriter’s or its U.S. Affiliate’s general partners or managing members, (iii) any of the Underwriter’s or its U.S. Affiliate’s directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the Underwriter’s or its U.S. Affiliate’s general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, a “Dealer Covered Person” and, collectively, the “Dealer Covered Persons”), is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1) under Regulation D (a “Disqualification Event”).

15.	As of the Closing Date and any Over-Allotment Option Closing Date, each Underwriter represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1.	As of the Closing Date and any Over-Allotment Option Closing Date, the Corporation is and will be, as applicable, a Foreign Issuer with no Substantial U.S. Market Interest in the Prospectus Shares or the Common Shares and is not and will not be registered or required to be registered as an “investment company”, as such term is defined under the United States Investment Corporation Act of 1940, as amended, under such Act.

2.	None of the Corporation or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

3.	Except with respect to offers and sales to Qualified Institutional Buyers and Institutional Accredited Investors hereunder in reliance upon exemptions from registration under the U.S. Securities Act and applicable state securities laws, none of the Corporation, its affiliates, or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on its or their behalf, as to whom no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Prospectus Shares to a person in the United States; or (B) any sale of Prospectus Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States, or (ii) the Corporation and any person acting on its behalf (other than the Underwriters, their affiliates and any person acting on its or their behalf, as to whom no representation is made) reasonably believe that the purchaser is outside the United States.

4.	None of it, its affiliates, or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on its or their behalf, as to whom no representation is made), has made or will make any Directed Selling Efforts or has taken or will take any action that would cause the exclusion from registration afforded by Regulation S or the exemptions from registration available under Rule 144A under the U.S. Securities Act and Rule 506 of Regulation D to be unavailable for offers and sales of the Prospectus Shares pursuant to this Agreement.

5.	None of the Corporation, its affiliates or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on its or their behalf, as to whom no representation is made) have (i) engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Prospectus Shares in the United States, or (ii) undertaken any activity in a manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act with respect to offers or sales of the Prospectus Shares in the United States.

6.	The Corporation has not and will not, during the period beginning six months prior to the start of the offering of Prospectus Shares and ending six months after the completion of the offering of Prospectus Shares sell, offer for sale or solicit any offer to buy any of its securities in the United States in a manner that would be integrated with and would cause the exemptions from registration provided by Rule 144A or Rule 506 of Regulation D to be unavailable with respect to offers and sales of the Prospectus Shares pursuant to this Schedule “A”.

7.	The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Prospectus Shares.

8.	None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of its or their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer or sale of the Prospectus Shares.

9.	None of the Prospectus Shares are part of a class listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, quoted in an automated interdealer system in the United States, or convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the U.S. Securities Act) of less than ten percent of the securities so listed or quoted.

10.	For so long as the Prospectus Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, if the Corporation is not or ceases to be exempt, pursuant to Rule 12g3-2(b) under the U.S. Exchange Act, from the reporting requirements of the U.S. Exchange Act, and is not otherwise subject to such requirements, the Corporation will provide to any holder of Prospectus Shares and any prospective purchaser of Prospectus Shares designated by such holder, upon the request of such holder or prospective holder, the information required to be provided to such holder or prospective purchaser by paragraph (d)(4) of Rule 144A.

11.	As of the Closing Date and any Over-Allotment Option Closing Date, with respect to the offer and sale of the Regulation D Securities, none of the Corporation, any of its predecessors, any “affiliated” (as such term is defined in Rule 501(b) of Regulation D) issuer, any director, executive officer or other officer of the Corporation participating in the offering of the Regulation D Securities, any beneficial owner of 20% or more of the Corporation’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale of the Regulation D Securities (other than any Dealer Covered Person, as to whom no representation is made) is subject to any Disqualification Event.

12.	As of the Closing Date and any Over-Allotment Option Closing Date, the Corporation is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities.

EXHIBIT “A”

TO SCHEDULE “A”

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of the Prospectus Shares of DHX Media Ltd. (the “Corporation”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated November 4, 2013, as amended, between the Corporation and the underwriters named therein (the “Underwriters”), each of the undersigned does hereby certify as follows:

(i)	each undersigned U.S. Affiliate of the undersigned Underwriter who offered or sold Prospectus Shares in the United States is duly registered as a broker or dealer under the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. (“FINRA”) on the date hereof and on the date of each offer and sale made in the United States;

(ii)	all offers and sales of Prospectus Shares by the undersigned in the United States were made only through the U.S. Affiliate and have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(iii)	each offeree of Prospectus Shares was provided with a copy of the final U.S. Memorandum, including the Final Prospectus, and each purchaser of Prospectus Shares (i) in the United States or (ii) who was offered Prospectus Shares in the United States, was provided with a copy of the final U.S. Memorandum, including the Final Prospectus, and no other written material was used in connection with the offer and sale of the Prospectus Shares in the United States;

(iv)	immediately prior to transmitting the preliminary U.S. Memorandum, we had reasonable grounds to believe and did believe that each offeree was either a Qualified Institutional Buyer or an Institutional Accredited Investor, and, on the date hereof, we continue to believe that (i) each person in the United States and (ii) each person offered Prospectus Shares in the United States, in each case that is purchasing Prospectus Shares from us, is a Qualified Institutional Buyer, and that we arranged to purchase Prospectus Shares from the Corporation is an Institutional Accredited Investor;

(v)	no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Prospectus Shares in the United States;

(vi)	neither we nor any of our affiliates have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer or sale of the Prospectus Shares;

(vii)	none of (i) the undersigned Underwriter or the undersigned U.S. Affiliate, (ii) the undersigned Underwriter’s or the undersigned U.S. Affiliate’s general partners or managing members, (iii) any of the undersigned Underwriter’s or the undersigned U.S. Affiliate’s directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the undersigned Underwriter’s or the undersigned U.S. Affiliate’s general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, a “Dealer Covered Person” and, collectively, the “Dealer Covered Persons”), is subject to any to any of the “Bad Actor” disqualifications described in Rule 506(d)(1) under Regulation D (a “Disqualification Event”);

(viii)	each of the undersigned Underwriter and the undersigned U.S. Affiliate represent that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities; and

(ix)	the offering of the Prospectus Shares in the United States has been conducted by us and through our U.S. Affiliate in accordance with the terms of the Underwriting Agreement, including Schedule “A” thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule “A” thereto) unless otherwise defined herein.

Dated this day ___ of ____________________, 2013.

[UNDERWRITER]		[U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title:

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